
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 30, 2009

Mr. Stanton C. Heintz
Chief Financial Officer
Carbiz Inc.
7115 16th Street East, Suite 105
Sarasota, FL 34243

      Re: **Carbiz Inc.**
                Form 10-K for the Fiscal Year Ended January 31, 2009
                Filed April 24, 2009
                Form 10-Q for the Quarterly Period Ended July 31, 2009
                Filed September 10, 2009
                File No. 000-52209

Dear Mr. Heintz:

      We have reviewed your response letter dated October 21, 2009 and have the following comments. As noted in our comment letter dated September 23, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended January 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19
Critical Accounting Policies, page 21

1.   We note your response and proposed revisions to our prior comment two. Please tell us how you determined the average balance of outstanding notes receivable of $20.5 million and $16.7 million for the years ended January 31, 2009 and 2008, respectively disclosed in Note 3. In this regard, for example, if the amount was determined net of allowances, it would appear the average balance of outstanding notes receivable for 2009 would be approximately $22.3 million.

Form 10-Q for the period ended July 31, 2009

Note 6. Stockholders' Equity, page 16

2.   We note your response and proposed revisions to our prior comments 19 and 20. Please explain why warrants outstanding and exercisable at July 31, 2009 as reported in your Form 10-Q total 11,667,336 and your proposed disclosure reflects 63,312,164. Based on your reference to Note 6, it appears there was no change in the number of warrants classified as liabilities. Further, please provide your analysis with respect to each individual issuance determined to be properly classified within equity.

Note 3. Accounts Receivable, Notes Receivable and Net Investment in Direct Financing and Sales-Type Leases, page 10

3.   We note your response to our prior comment 26 however it is still not clear how the average effective interest rate is 16.24% based on your average financing costs divided by the average monthly balances for your credit facilities. As the effective interest rate is 21.94% on the DSC debt, please distinguish between your leasing and loan sources of financing. Further, please tell us if your residual values assumed correlate to your percentage recovery and the average interest rate implicit in your leases. Expand your disclosure as appropriate.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact, Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief